Via EDGAR

Mr. Michael R. Clampitt
Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:    First Security Group, Inc.
Registration Statement on Form S-1
SEC File No. 333-188137

Dear Mr. Clampitt:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective under the Securities Act at 5:00 p.m., New York City time, on Thursday, June 6, 2013, or as soon thereafter as may be practicable.

In connection with this request, the Registrant hereby acknowledges that:

1.
should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.
the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Robert D. Klingler of Bryan Cave, LLP, counsel to the Registrant, at (404) 572-6810 or the Company as soon possible after the Registration Statement has been declared effective.

Sincerely,

/s/ JOHN R. HADDOCK

John R. Haddock
Chief Financial Officer

cc: Robert D. Klingler, Bryan Cave, LLP